Contact

www.linkedin.com/in/jacob-lopata-b951b69 (LinkedIn)

Top Skills

Strategy
Entrepreneurship
Aerospace

Certifications

Airframe & Powerplant Mechanic

Commercial Pilot - Airplane Single & Multi-Engine Land; Instrument Airplane

Flight Instructor - Airplane Single Engine; Instrument Airplane

Publications

Why Spaceflight Will Never Be as Safe as Modern Aviation

RASCAL — A Demonstration of Operationally Responsive Space Launch

How Star Trek May Show the Emergence of Human Consciousness

Patents

Transpiration cooling of rocket engines

System for the Delivery and Maintenance of Micro-Satellites and Small Space-Based Instruments

Jacob Lopata

Entrepreneur | Advisor | Aviator | Rocket Scientist

Greater Chicago Area

Summary

Thanks for stopping by! A bit about me. I am a highly driven entrepreneur with management experience in aviation, space, Internet, and food & beverage startups. I also provide strategic guidance, financial and technical modeling, and start-up mentoring for early stage companies in a wide range of industries including aerospace and renewable energy.

I was a co-founder and Chief Executive Officer, and then Chairman of the Board, of The Space Launch Corporation, a prime government defense and space contractor. As a leader within the company, I was instrumental in developing and executing a business and technical strategy that led to the award and execution of launch system development contracts totaling $26M with the Department of Defense.

Most recently, I was a founder and the CEO of Xoca World. Xoca is a functional beverage startup bringing to market a line of unique, all-natural energy drinks and prebiotic sodas made from the discarded and underappreciated parts of the cacaofruit. Xoca was acquired in June of 2024 by To'ak Chocolate.

I earned my B.S in Aerospace Engineering from the Illinois Institute of Technology in Chicago and my M.S. in Aeronautics & Astronautics from MIT. I am also a commercial pilot and flight instructor.

Experience

To'ak Chocolate

Executive Chair

June 2024 - Present (3 months)

Chicago, Illinois, United States

The future of chocolate. To’ak crafts single-origin Ecuadorian dark chocolate using the oldest and rarest variety of cacao on earth. Our cacao is sourced

from a select group of farmers who are committed to preventing deforestation and using practices that regenerate the land. Growing cacao this way is more expensive but we believe this is the only way to preserve and sustainably enjoy the wonders of cacao. Therefore we are committed to paying farmers the true cost of growing cacao for the benefit of nature, native communities, and future chocolate lovers everywhere.

Beyond sourcing, everything we do is aimed at elevating dark chocolate to the level of an almost spiritual experience —something meant to be enjoyed as part of a special occasion or a new daily ritual. We are not only the pioneers of luxury dark chocolate we even age our chocolate the way whisky producers age their whisky, using a variety of different barrels sourced from around the world. We also create unique and surprising flavor experiences by pairing our chocolate with locally sourced, culturally rich, and rare ingredients.

Horizon Innovation
Consultant & Subject-Matter Expert (Space)
July 2016 - Present (8 years 2 months)

Horizon Innovation works with global leaders in both the private and public sectors to close the innovation gap, establish solid strategies, and build strong organizations and business cases.

Worked with the Ministry of Economy and Planning and the Public Investment Fund of Saudi Arabia to develop a national level space strategy in support of the country's Vision 2030 transformation plan. Among the ideas proposed and developed were the establishment of a national space agency, strategic investments in key space launch system technologies, and the development of space-theme educational and entertainment venues.

Illinois Institute of Technology
Member, Department of Mechanical, Materials, and Aerospace Engineering External Advisory Board
September 2008 - Present (16 years)
Chicago, Illinois

Xoca World
Founder & CEO (acquired)
February 2017 - June 2024 (7 years 5 months)
Chicago, Illinois

Xoca is a new food tech company and brand bringing to market a line of unique, all-natural functional beverages made from the discarded and under-appreciated parts of the cacaofruit. Using a patent pending process, Xoca is upcycling the juice of the cacaofruit in order to eliminate food waste and provide financial support to cacao farmers in Ecuador.

Xoca's all-natural prebiotic sodas have been crafted with 100% upcycled Ecuadorian cacaofruit Juice and sparkling water to provide amazing taste with real benefits. With 2g of fiber per serving and gut healthy organic acids, Xoca provides support for a healthy gut and strong immune system. Our cacaofruit sodas contain just a few natural ingredients and no added sugar or preservatives.

Effective Space Solutions
Director of Planning and Business Development
May 2016 - January 2017 (9 months)
Tel Aviv Area, Israel

Effective Space Solutions is a privately funded, new space venture that will provide satellite operators with life-extension and other commercial in-orbit services using a fleet of small Space Drones incorporating a proprietary universal docking system.

Top Qork, Ltd.
Co-Founder & Director
December 2013 - December 2016 (3 years 1 month)
Jerusalem, Israel

Top Qork is a new-start developing a hyper-local news app called Blockfeed that aims to be the town square for the digital age. Blockfeed features content from hundreds of the best sources in your city so that you can find all of your local news in one place - from the big daily newspapers to the diehard bloggers. Blockfeed geolocates every news story in the app. This allows us to generate a custom news stream that changes depending on where you are in the city. For the first time, local news is truly local.

Graffle, Inc.
Co-Founder & CTO
December 2010 - August 2011 (9 months)
Chicago, Illinois

Graffle is a cutting edge digital fundraising services company that will open up new revenue streams for charities worldwide by conducting daily online raffles.

Using the power of group and social media, mobile technology, and a global charitable network, Graffle will revolutionize charitable fundraising by providing the general public with the chance to win celebrity-donated and other exceptional “life experiences” via a proprietary online group media ecommerce/raffle system.

Aerolectric

Founder & CEO

January 2008 - January 2010 (2 years 1 month)

Chicago, Illinois

An aircraft design and rapid prototyping company founded with the goal of significantly reducing the cost to own and operate a personal aircraft.

Assembled a world-class multidisciplinary team to design and develop the first certified electric powertrain for the general aviation market.

Managed the initial trade studies and conceptual design activities for both an all-electric light aircraft and a 260 mph, fully aerobatic, all-electric racing aircraft.

Space Adventures

Senior Consultant

2006 - 2007 (1 year)

Tysons Corner, Virginia

Conducted an economic and technical evaluation of a suborbital spaceflight space tourism concept. Built a comprehensive business plan and financial model incorporating vehicle development and recurring costs, market demand and pricing estimates derived from proprietary market analysis, and returns on investment.

Worked closely with Roscosmos and the Myasishchev Design Bureau to conduct a technical and cost analysis of a suborbital spacecraft concept. This concept involved using an M-55X carrier aircraft to launch a reusable spacecraft, known as the Cosmopolis XXI, or C-21.

The Space Launch Corporation

Co-Founder & CEO
July 1999 - February 2006 (6 years 8 months)
Newport Beach, California

Recruited a talented executive management and technical team to execute a strategy that increased annual revenue from $70,000 to $11 million in 24 months.

Developed a business and technical strategy that led to the award and successful completion of contracts totaling $26M with the Department of Defense.

Authored and implemented the company’s business and technical plans as well as commercial and government business development strategies.

Technanogy
Senior Scientist
July 2000 - January 2001 (7 months)
Newport Beach, California

A nanomaterials manufacturing company focused on the production of nano-aluminum particles for use in aerospace applications.

Worked in both technical and management positions conducting applied research and developing strategies for penetrating new markets.

Was selected by the CEO to be a member of a high level strategy and planning group within the company that reported directly to upper management.

Rotary Rocket Company
Senior Propulsion Engineer
August 1998 - July 1999 (1 year)
Mojave, California

Conducted the thermo-mechanical analysis for and engineered the design of the regenerative cooling circuit for a high performance rocket motor in support of the effort to develop a commercial single stage to orbit launch system.

Was instrumental in preparing the engine for fabrication by identifying and working with vendors, managing the integration of sub-system designs, and overseeing the completion of computer design drawings and solid models.

XPRIZE

Special Projects Coordinator
August 1996 - February 1997 (7 months)
Rockville, Maryland

The foundation is a non-profit [501(c)3] corporation created to spur advances in key technology areas such as ultra-efficient cars, commercial space, and genomics through the use of prize-based competitions.

Organized and oversaw market research and corporate outreach efforts and created and edited press, promotional, and marketing materials.

NASA Goddard Space Flight Center

Research & Management Intern
June 1995 - August 1995 (3 months)
Greenbelt, Maryland

One of 23 university students selected nationwide by the Office of University Programs to attend the NASA Academy leadership training and research program.

The Academy was established as a unique, intensive, and rigorous hands-on training program designed to foster creativity, personal initiative, leadership qualities, teamwork, and professional ethics.

Education

Massachusetts Institute of Technology

MS, Aeronautics & Astronautics · (1997 - 1998)

Illinois Institute of Technology

BS, Aerospace · (1993 - 1996)